                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 6
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934



                              CONVERGE GLOBAL, INC.
                              ---------------------
                 (Name of Small Business Issuer in its charter)

          Utah                                           87-0426858
--------------------------                       --------------------------
(State or Other Jurisdiction                  (IRS Employer Identification No.)
of Incorporation or Organization)


233 Wilshire Boulevard, Suite 930, Santa Monica, California         90401

-------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)


                                 (310) 434-1974

                    ------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:


         Title of each class                  Name of each exchange on which
         to be so registered                  each class is to be registered
         -------------------                  ------------------------------
                None                                       None

              --------                                   --------

              --------                                   --------


Securities to be registered pursuant to section 12(g) of the Act:
         Common Stock, par value $.001
         -----------------------------
         (Title of Class)

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

         A.       BUSINESS DEVELOPMENT

                  1. FORM AND YEAR OF ORGANIZATION

         The corporation was incorporated under the laws of the State of Utah, on October 4, 1985, under the name of Mormon Mint, Inc. The corporation was originally organized to manufacture and market commemorative medallions as related to the Church of Jesus Christ of Latter Day Saints, the "Mormons." The company was inactive for ten years. In 1998, the Company changed its name to Capital Placement Specialists, Inc. as it began to seek new business opportunities.

         Pursuant to an Acquisition Agreement, dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired one hundred percent (100%) of the common shares of the company at that time; or 2,340,100 shares. Bekam subsequently spun off the company by contributing the shares to the treasury of the Company for redistribution to select investors of Bekam. The Company then changed its name to Converge Global, Inc. ("Converge" or the "Company") currently trades on the Pink Sheets under the trading symbol: CVRG.

         B.       BUSINESS OF ISSUER

         The Company's business is focused in the globally emerging electronic commerce ("e-commerce") industry. The Company is in the process of building specialty portals catering to niche market segments, as well as building a market that provides complete e-commerce solutions to other businesses. Portals are defined as Internet infrastructures serving as entry points and destinations for on line users. The Company's Internet address is: www.convergecom.com.

                  1. PRINCIPAL PRODUCTS AND THE MARKET.

THE MARKET

THE INTERNET

         In the Company's perspective growth in Internet usage has been fueled by a number of factors, including the large and growing base of personal computers installed in the workplace and home, advances in the performance and speed of personal computers and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among consumer and trade customers.

THE PRODUCTS

         The following is a summary of the Company's products and services which evidence the Company's recent shift in creation and development of Internet niche portals, with an emphasis on special Internet web sites. The Company is in the process of developing audio and video delivery over the Internet. The Company will design and implement each portal to meet the tastes, interests and demands of its target audiences.

         The Company has developed the content and design of DIGITALMEN.COM. DIGITALMEN.COM is a Web site that is targeted at men between the ages of 18 and 45. The Web site will feature products and services in the areas of cars, bars, men's fashion, restaurants, finance, dating, greeting cards, community chat and message boards. DIGITALMEN.COM is the only service that the Company has offered as of the date of this response.

         The Company also has as work in progress LiquidationBid.com. The Company will develop a business-to-business "e -marketplace" for liquidating businesses inventories. The portal will match buyers and sellers of excess goods and services in a virtual marketplace. Initially, LiquidationBid.com will develop an integrated marketing strategy that will leverage relationships with selling partners in South Asia. There is no launch date set. For information on products and services that the site will be offering, please visit out web site and click on liquidationbid.com.

         The Company also has Desitv.com as a work in progress. DesiTV.com will be created as the first digital entertainment network targeted towards South Asians (Pakistan, India, Bangledesh, Sri Lanka, Nepal). DesiTV will become the first South Asian channel to broadcast rich media content over the Internet. The focus will be to become the leading e-commerce distributor of digital audio and video. It is still a concept with no launch date set. To obtain information on products and services that the site will be offering, please visit out web site and click on Desitv.com.

         Another work in progress of the Company is Machmail.com. Converge's concept under the name Machmail.com is to develop a communication portal which integrates a number of different functionalities in an easy to use graphical user interface (GUI) . The functionalities that it will integrate are the following:

         1. the ability to translate emails into French, German, Spanish, and Chinese, initially, enroute to its destination; and

         2. The ability to have a homepage which can display data from multiple user accounts that the user might have all displayed with the inputting of one password as oppose to going to different locations and inputting different passwords.

We have mentioned Essential Tec, as a division which is briefly described under the "company" section.

PORTAL SERVICES

         Portals are defined as Internet infrastructures serving as entry points and destinations for on line users. Currently, existing portals can be overwhelming for the end user. The unavoidable portals control the sales and marketing channels that reach on line consumers. Converge develops high quality, attractive, easy to navigate specialty portals with user friendly interface programmed with the most amateur Internet user in mind.

                  2. DISTRIBUTION

         As discussed above, the Company's products and services are all distributed via the Internet. The Company's intention is to increase awareness and distribution of its products and site through both mainstream marketing (billboards, radio, television, etc.) and Internet marketing (listing in various search engines, banner ads on various sites, etc.)

                  3. STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

                  The Company launched its Website for Digitalmen.com on November 1, 1999. Digitalmen.com, previously known as Gearz.com, continues to include the same concepts geared towards identifying interests of men between the ages of 18-45.

                  4. COMPETITION.

         The online commerce industry, particularly on the Internet, is new, rapidly evolving and intensely competitive, which the Company expects to intensify in the future. Currently, the Company is aware of theman.com, a privately held company based in Santa Clara, California founded in January 1999. theman.com launched its Web site on November 22, 1999 targeting men between the ages of 18-45. The Web site features articles and issues that men find interesting and provides them with information on such topics as food, health and sports.

         theman.com may be better financed than Converge. The composition and identity of Converge's competitors are constantly changing based upon marketplace conditions and changes.

                  5. SOURCES AND AVAILABILITY OF INFORMATION AND PRINCIPAL SUPPLIERS.

         The majority of the content and development of products is done internally. The sites are hosted through various Internet Service Providers. The development of the of the products include the building of digitalmen.com which consists of technical work consisting of HTML programming, designing database, programming are all completed in house by the Company's computer programmers.

                  6.  DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS.

         Not applicable.

                  7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

         The Company filed its trademark application for the trademark "Webfomercials" with the Patent and Trademark Office and is awaiting registration of the mark. It has also applied to trademark its slogans "solutions for the e-conomy" as well as "man's final destination."

                  8.  GOVERNMENT APPROVAL.

         No government approval is required for any of the Company's current products or services.

                  9.  EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

         None.

                  10. RESEARCH AND DEVELOPMENT COSTS

         Development costs are being absorbed since most of the research and development is done internally by Converge's team. Any additional work incapable of being completed by the Company will be sent to independent contractors.

                  11. COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

         The Company is not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, the Company does not own any real property which would lead to liability as a land owner. Therefore, the Company does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

                  12. EMPLOYEES

         As of the date hereof, the Company employs 8 full-time employees and 1 part-time employee. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. Long term, the Company will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         These financial projections contain figures relating to plans, expectations, future results, performance, events or other matters that are "forward-looking statements" . When used in the Plan of Operations, words such as "estimate", "project", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products, and markets for such products, timing and level of customer orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties. Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.

         These projections have not been prepared with a view toward complying with published guidelines of the American Institute of Certified Public Accountants. In addition, the Company's independent auditors have not examined, reviewed, compiled, or applied upon procedures to the projections, and no other independent expert has reviewed the projections. The accountants have stated in their audit report that the there is a going concern as to the ability of the company and its resources to continue.

PLAN OF OPERATIONS

         The Company's cash requirements for the next twelve months are approximately at $40,000 per month. With the line of credit from the director, the Company has been able to continue its operations for approximately six months. The Company has also been able to secure $200,000 in convertible debt financing to continue its operations (please see Results of Operation). While there is no assurance the Company will be successful in raising additional capital, the Company is actively seeking both institutional debt and private equity financing to assure that it will be capable of financing the continuation of the business. Any additional capital raised above and beyond what the company needs as its monthly expenditure would be used in increasing marketing and sales efforts of the Company's Web sites. Should the Company fail to raise additional funding, it will be forced to curtail its growth, cut back by reducing the number of employees or even cease operations altogether.

         The Company does not anticipate any new research and development to be conducted in the near future. In the event there is a need for research and development, the Company believes that its current work force is capable and equipped to conduct such research and development internally. The Company does not anticipate any purchase or sale of plant and/or equipment nor does the management anticipate any increase in the number of employees.

         The Company recently launched its first Web site Digitalmen.com. The Company's future development plans for DigitalMen are tied to raising additional capital. The additional capital would be allocated to hiring additional Web content staff as well as promotion and marketing personnel. Should the Company be unsuccessful in raising the capital needed, it will continue to update the site with its existing staff but will not be able to promote or market the site. During the next twelve months the Company plans to complete LiquidationBid.com, machmail.com and desitv.com. The estimated cost to develop these products will be minimal as the current staff of developers and engineers of the Company are working to develop and launch these products. LiquidationBid, Machmail, and Desitv can all be built within the monthly budget listed.

RESULTS OF OPERATIONS

         The Company has generated minimal revenues and does not anticipate generating any material revenues until at least the first quarter of the Year 2000. Currently, the Company's only cash requirements are for rent and salaries. The Company does not anticipate breaking even in its financial operations until at least January, 2001. The Company's sole source of capital during 1999 was investment capital provided by third parties. As a result, to cover expenses that arise, on November 1, 1999 the Company's director provided an unsecured line of credit to the Company to draw upon, interest free, in the amount of $250,000 to be payable by January 1, 2003. The Company has drawn on the line of credit in January, 2000 ($60,000), December 1999, ($39,000) and November 1999 ($50,000). On May 5, 1999 the Company
executed a promissory note with holder Verifica International, Ltd. in the amount of $250,000. The note pays interest at an annual rate of 7.5% on the outstanding balance and is due on April 15, 2002. In addition, on January 19, 2000, the Company executed a convertible preferred promissory note in the amount of $200,000 with Knightrider Investments Ltd. The note is payable within one year with an 8% annual interest. Should the Company fail to pay the principal and interest, the outstanding balance will be converted into restricted shares at a 30% discount based on the market price as traded on the previous day's close. Funding is to take place on April 15, 2000. According to the Company's plan, this additional infusion of capital will allow the Company to operate at its current cost rate of $40,000 per month well into September 2000. For the most part, the Company doesn't anticipate any changes in the number of employees or equipment. The Company does not have any research and development costs and finds in the event such needs are apparent, the Company's own technical staff is capable of conducting the research and development. The Company anticipates that it will require additional capital contributions to fund its operations during the Year 2000. The Company intends to seek investors or go to the original group of investors for additional capital for continued operations. In addition, the Company is actively seeking institutional type investors as a source of funding and growing the business. In the event the Company does attract such capital, and is unable to generate revenues sufficient to support its expenses, then the Company would be required to eventually curtail or even cease operations. The Company's substantial financial losses since its inception have raised a substantial doubt with the Company's auditors as to the Company's ability to continue as a going concern.

The following table sets forth, for the years indicated, selected financial information for the Company:


--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                     NINE MONTHS ENDED   YEAR ENDED
                                                                          SEPTEMBER 30   DECEMBER 31
                                                                           (UNAUDITED)   (AUDITED)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                    1999       1998         1998           1997
--------------------------------------------------------------------------------------------------------------------
Total revenue                                                      5,870       ---               ---       ---
--------------------------------------------------------------------------------------------------------------------
Cost of revenue                                                      ---       ---               ---       ---
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                       5,870       ---               ---       ---
--------------------------------------------------------------------------------------------------------------------
General, administrative, and selling expenses                    611,517       ---               ---     $26,110
--------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                   (605,647)      ---               ---     (26,110)
--------------------------------------------------------------------------------------------------------------------
Interest expense                                                   5,000       ---               ---       ---
--------------------------------------------------------------------------------------------------------------------
Equity in Losses of Medcom Network, Inc.                           7,000       ---               ---       ---
--------------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                      (617,647)      ---               ---     (26,110)
--------------------------------------------------------------------------------------------------------------------
Taxes on income                                                      800       ---               ---       ---
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $618,447       ---               ---    $(26,110)
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

NINE MONTHS ENDED SEPTEMBER 30, 1999 (UNAUDITED) AS COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998
-------------------------------------------------------------------------------
(UNAUDITED)
-----------


         REVENUES. The Company generated $5,870 in revenues for the nine months ended September 30, 1999, from Web site service contracts as compared to no revenues for the same period last year since the Company was not in operation at that time.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

The Company had $611,517 in general, administrative and/or selling expenses for the nine months ended September 30, 1999, as compared to no such expenses for the same period in 1998. Such expenses were incurred for salaries, rent, general office expenses as well as compensation for services of Jeff Cohn of Cohn Partners who provided assistance in developing a marketing strategy for DIGITALMEN.COM by providing market research and business development strategies such as choosing right affiliate partners, content, functionality and user friendliness of the Web site. Peter Marshall of MITD assisted in providing our team with the knowledge to develop some of the applications for Digitalmen.Com. In addition, he provided technical consultation on the development of the applications such as data base management, e-mail system, user registration and content synchronization with the content provider. Also included in general and administrative expenses for the period ended September 30, 1999 is $18,000 of compensation expense recognized in relation to stock options granted under the Employee Stock Option Plan.

General Administrative and Selling Expenses:


         Advertising and marketing                   $82,589
         Depreciation                                  2,242
         Dues and subscriptions                          383
         Independent contractors                      58,610
         Insurance                                     2,764
         Meals and entertainment                      12,768
         Office expense                                6,592
         Payroll expense                             227,278
         Payroll tax expense                          15,717
         Postage and delivery                          3,897
         Printing and reproduction                     5,136
         Professional fees                            36,481
         Rent                                         40,030
         Repairs and maintenance                       1,800
         Telephone                                    28,545
         Travel                                       42,133
         Website development and related expense      44,552

         Total                                      $611,517


         INTEREST EXPENSE.

         The Company recorded $5,000 in interest expense for the period ending September 30, 1999 on a $250,000 Note with a 7.5% interest per annum as opposed to no expense for the same period last year.

         OTHER EXPENSE.


         Since the date of acquisition in June, 1999 through September 30, 1999 Medcom Network, Inc. had no sales, costs of sales, gross profit, resulting in a loss from continuing operations and a net loss of $31,216. the Company's share of the investee's net loss of approximately $7,000 for this period is reflected in the financial statements. For the period ended September 30, 1998, there was no investment in Medcom Network, Inc. (see footnote #4 to the financial statements).

         INCOME (LOSS) BEFORE TAXES.

         The Company experienced a $617,647 loss before taxes for the nine months ended September 30, 1999 due to an increase in expenses during the startup period and no income (loss) after taxes for the same period in 1998 since the Company was not in operation at that time.

         TAXES ON INCOME.

         The Company experienced $800 in income tax for the nine months ended September 30, 1999, and no such tax for the same period in 1998.

         NET INCOME/LOSS.

         The Company experienced a net loss of $618,447 for the nine months ended September 30, 1999 as compared to neither a net loss or gain for the same period in 1998.

FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

         REVENUES.

         None.

         GENERAL, ADMINISTRATIVE, AND SELLING EXPENSES.

         The Company had no general, administrative and/or selling expenses for the year ended December 31, 1998 as compared to $26,110 in selling, general and administrative expenses generated for the same period in 1997 which were for services rendered by an individual consultant to the Company.

         INTEREST EXPENSE.

         None.

         OTHER EXPENSE.

         None.

         INCOME (LOSS) BEFORE TAXES.

         The Company has no income or loss before taxes for the year ended December 31, 1998 since the Company had no revenues or expenses. The Company had a $26,110 loss before income taxes for the same period in 1997.

         TAXES ON INCOME.

         None.

         NET INCOME/LOSS.

         The Company had neither a net loss or net income for year ended December 31, 1998, as compared to net loss of $26,110 for year ended December 31, 1997.

         LIQUIDITY AND CAPITAL RESOURCES

         The Company has received no venture capital investment. The Company concluded an offering under Rule 504 of Regulation D. Under this offering, the Company raised $25,000 and issued 2,000,000 options to purchase shares of its common stock at an exercise price of $0.10 each. These options were exercised on March 30, 1999; May 7, 1999 and June 1999, raising $200,000.

         The Company foresees a variety of methods for diversifying its operations and pursuing its strategic and business objectives without pulling badly needed capital from its on-going operations, or incurring onerous overhead and financing obligations. These options include licenses, joint-ventures, and even counter-trade (technologies for technologies) mechanisms as part of this diversification methodology. The Company has not yet engaged in any counter-trade mechanisms trading technology for technology, licenses nor joint ventures as of the date of this filing. In addition, there are no assurances that the Company could find adequate partners for each of these alternatives. In the event the Company is unable to implement such alternative methods of funding and find other sources of capital, the operation of the business would be severely and adversely affected.

         As of September 30, 1999, the Company executed a promissory note with the holder Verifica International, Ltd. in the amount of $250,000. The note pays an annual interest rate of 7.5% on the outstanding balance and is due on April 15, 2002. On November 1, 1999, the Company's director provided an unsecured line of credit to the Company to draw upon, interest free, in the amount of $250,000 to be payable by January 1, 2003. On January 19, 2000, the Company executed a convertible preferred promissory note in the amount of $200,000 with Knightrider Investments, Ltd. Funding to take place on April 15, 2000. The note is payable back within one year with 8% annual interest. Should the Company fail to pay the amount, it will be converted into equity at a 30% discount to where the market was trading on the previous days close. As of February 10, 2000 the price of the stock was $2.00 bid. If the Company is unable to pay the $200,000 debt owed under this note by the due date of April 15, 2001, then the note holder would have the right to convert the note into 142,857 shares (utilizing a 30% discount from the $2.00 market price); this would constitute approximately 1.6% of the Company's present outstanding stock. The greater the stock price at the time of conversion, the less would be the number of shares into which the promissory note would be convertible. Conversely, the less the stock price at the time of conversion, the greater would be the number of shares into which the promissory note would be convertible. In the event the stock price at the time of conversion was substantially less than $2.00, the existing shareholders of the Company could incur substantial dilution upon conversion of the promissory note.

         The Company does not believe that inflation has had a significant impact on its operations since inception of the Company.

SUBSIDIARIES

         On February 5, 1999, the Articles of Incorporation for Gearz.com, Inc. ("Gearz.com") were filed with the California Secretary of State. The directors of the company are Imran Husain and Samar Khan. The Articles were subsequently amended on December 7, 1999, to change the name of Gearz.com to Digitalmen.com, Inc. Such action was approved and ratified by unanimous board of directors and shareholders.

         Digitalmen.com is a wholly owned subsidiary of Converge whereby Converge holds 1,000,000 shares of common stock of this Company.
Digitalmen.com is a portal site geared towards men's interest. The target group ranges from ages 18-45 with interests in finance, travel, entertainment, fashion and electronics.

         On April 30, 1999, Converge became a 50% shareholder of
LiquidationBid.com, Inc. ("LiquidationBid") whereby Converge holds 1,000,000 shares of common stock of LiquidationBid. Mr. Imran Husain serves as the President and Director of LiquidationBid.

         LiquidationBid is in the business of global business-to-business auctioning and bartering exchange. It assists corporate clients in auctioning or bartering excess inventory or, in case of liquidation, selling of assets, inventories to highest bidder in an efficient and cost-effective manner.

         The Company is a 20% shareholder of MedCom Network, Inc. ("Medcom"), a California corporation which is developing an on-line data base of disease codes which are codes found in the medical industry dictionaries. The Company invested in MedCom by contributing $30,000 in cash for shares of restricted common stock of the company. This was an investment made by the Company and the Company's officers or directors have no management involvement in MedCom.

YEAR 2000

         The Company has developed and acquired its computer systems with an objective to be Year 2000 compliant. The Company has engaged the services of qualified technicians to determine the extent to which it may be vulnerable to third party Year 2000 issues. As a relatively new corporation, all computer equipment was purchased in August 1997 and is Year 2000 compliant. The internal software written by the Company's programmers is written with the long-date format included and consequently is Year 2000 compliant. The Company uses Microsoft software and has installed all the available "patches" to up-date this software. Further, Microsoft "patches" will be installed as they become available from Microsoft in 1999, but this affects less than 20% of the Company's software and does not impact on the on-going operation of the Company. The Company has expended approximately $15,000 on hardware and software to become Year 2000 compliant.

         The Company has assessed and continues to asses whether its information and non-information technology systems will be effected by the Year 2000 issues. The Company has investigated its third party communications suppliers such as the telephone company and its Internet service provider and found that all are in the process of becoming Year 2000 compliant in 1999. Based upon current information, management believes that the necessary modifications have been made internally to effectively continue The Company into the Year 2000, however, management is continuing to monitor internal systems, and to assess the readiness of its systems, to ensure Year 2000 compliance. As a contingency, The Company has identified other communication suppliers who could provide the necessary service at a minimal cost to the Company, and a minimal effect on the operations of the Company. In the event no other communication suppliers can be found, there could be a material adverse effect on the Company and its operations. Based upon current information, The Company does not believe that the costs associated with Year 2000 compliance is material for the Company.

ITEM 3.  DESCRIPTION OF PROPERTY

         The main administrative offices of the Company are located at 233 Wilshire Boulevard, Suite 930, Santa Monica, California 90401.

         The Company has sub-leased these premises from Manhattan West, Inc., for a period of three (3) years. The sublease payments are due on the first day of each month at approximately $4,400.00 per month. All utilities and staff expenses are borne by the Company. The three year term of the sublease began on February 1, 1999 and will terminate on February 1, 2002.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                    PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock, as of the date hereof and as adjusted to reflect the sale of the Shares offered hereby by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company,
(iii) each officer of the Company, and (iv) all directors and officers as a group.


----------------------------------------------------------------------------------------------------------
Title of       Names and                       Amount and                 Percent of Outstanding
 Class         Address of                       Nature of            Common Stock Beneficially Owned
               Beneficial                      Beneficial            -------------------------------
               Owner                            Ownership
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
Common         Imran Husain                    1,000,000(1)                           11%
Shares         10560 Wilshire Boulevard         Director/
               Unit No. 704                      Officer
               Los Angeles, CA 90024
Common         Samar Khan                      1,000,000(2)                           11%
Shares         1233 San Vicente Boulevard      Secretary/
               Santa Monica, CA 90401           Treasurer
Common         Reza Rahman                         25,000                           .002%
Shares         6917 Valley View Lane, 254       Director
               Irving, TX 75039
Common         Montaque Securities              4,000,000                             45%
Shares         International, Ltd.
               Mr. Owen Bethal
               Saffrey Square
               Bay Street and Bank Lane
               P.O. Box N-8303
               Nassau, N.P., The Bahamas
----------------------------------------------------------------------------------------------------------
               All officers and directors as a group (3 persons)   2,025,000         22%
----------------------------------------------------------------------------------------------------------

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and officers of the Company are as follows:


     NAME                                          AGE          OFFICE
----------------------------------------------------------------------------------------------------------
         Imran Husain                              32           President, Chief Executive Officer and
                                                                Director

         Samar Khan                                27           Secretary, Treasurer

         Reza Rahman                               32           Director
----------------------------------------------------------------------------------------------------------

---------------

         (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

         (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

IMRAN HUSAIN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR: Converge Global, Inc., a publicly traded company, nominated Mr. Husain as its President and CEO since January 1999. Mr. Husain graduated from Florida International University with a Bachelor of Science degree in Biology. Mr. Husain is also President of American Business Investments, a private investment company. Before becoming President of Converge Global, Mr. Husain was primarily acting as manager for family investments in the U.S. equity markets for the last seven years.

SAMAR KHAN, SECRETARY AND TREASURER. From June of 1998 to July of 1999, Ms. Khan worked as a partner with GTI Partners, a corporate consulting firm for one year, where she handled all the administrative responsibilities for the firm. Ms. Khan was employed as an office manager at Tansa Group, a public relations firm in Anaheim Hills, California from 1993-1996. She attended California State University at Pomona from 1989-1991, taking courses in business and accounting. Ms. Khan was unemployed during the years 1996-1998.

REZA RAHMAN, DIRECTOR. Reza Rahman has been employed by Nokia Mobile Phones, Inc. since 1995 as a Product Development Manager. Responsibilities in his position include measuring and analyzing key customer dissatisfaction issues, managing resolution efforts and communicating lessons learned to other business units. He is also responsible for developing and implementing strategies to improve market share. Mr. Rahman holds a B.S. in Industrial Engineering from the University of Texas at Arlington. Prior to 1995, Mr. Rahman worked as an engineer for Golden Eagle Systems for two years.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table and attached notes sets forth the compensation of the Company's executive officers and directors during each of the fiscal years since January 1999. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expense, and other benefits provided to such individual that are extended in connection with the ordinary conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation.

         The following table sets forth all compensation scheduled to be received for services rendered to the Company in all capacities during the 1999 fiscal year by those persons who are the Company's officers and directors.



         Name and                   Annual Compensation                Long Term Compensation
         Principal Position                                            Stock Options
                                                                       Bonuses / Other
         ---------------------------------------------------------------------------------------------
         Imran Husain                       $      60,000              Stock Options    1,000,000(1)
         President, CEO and Director

         Samar Khan                         $      60,000              Stock Options    1,000,000(2)
         Secretary/Treasurer


----------

         (1) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mr. Husain under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.

         (2) On January 6, 1999, the Company issued 1,000,000 options to purchase Common Stock of the Company at an exercise price of $0.001 for a term of five years to Mrs. Khan under the Company's 1999 Incentive and Nonstatutory Stock Option Plan.


         Reza Rahman                        $         -0-              Stock Options    -0-
         Director
                                                     ------
                                            $     120,000

         The Company carries no officers and directors liability insurance, nor disability and life insurance benefits. The Company has historically reimbursed Messrs. Husain, Rahman and Mrs. Khan for quarterly private health insurance premiums and for expenses. All executive officers are currently covered by employment agreements. The Company does not maintain any pension plan, profit sharing plan or similar retirement or employee benefit plans.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On November 1, 1999, a member of the Board of Directors of the Company, Imran Husain, provided the Company with a line of credit in the amount of $250,000. The line of credit is interest free, unsecured and the Company can draw against it at any time. The entire balance is due on January 1, 2003.

     Pursuant to an Acquisition Agreement dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired 100% of the common shares of the Company at the time or 2,340,100 shares. Bekam subsequently spun off the Company by contributing the shares to the treasury of the Company for redistribution to select investors of Bekam. The Company then changed its name to Converge Global, Inc.

     On January 6, 1999, the Board of Directors approved the 1999 Incentive Stock Option Plan to certain employees and officers exercisable within five
(5) years from February 1, 1999, at an exercise price of $0.001 per share. All 2,000,000 options granted to the current officers and directors have been exercised.

     The Company entered into a loan agreement with Verifica International, Inc. ("Verifica") on May 5, 1999 in the amount of $250,000. The loan is due on April 15, 2002 and has an annual interest rate of 7.5% on the outstanding principal. The beneficial owner of Verifica is the father of the Company's CEO, Mr. Hussain.

     The Company entered into a sublease agreement with Manhattan West, Inc., a related party through common ownership on February 1, 1999. The beneficial owner of Manhattan West Inc is Tariq Khan the husband of Ms. Samar Khan, and officer, director and shareholder of the Company. The term of the sublease is three years and the Company is responsible for all overhead and related expenses including utilities and insurance. The Company rents office equipment from Manhattan West Inc. on a monthly basis. The Company believes the terms of the sublease were at fair market value and the transaction was at arms length.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

     The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $.001 par value per share, of which approximately 8,918,100 shares were outstanding as of January 18, 2000.

     Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all of the directors of the Company and to approve or disapprove any other matter submitted to a vote of all shareholders. See "Principal Shareholders."

     Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

     Shares of Common Stock are registered at the office of the Company and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless the Company is satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. The Company's transfer agent is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

PREFERRED STOCK

         The Company has a single common class of stock and there is no preferred class of stock at this time.

DISTRIBUTION OF ACQUISITION SHARES

         Pursuant to the Acquisition Agreement dated January 5, 1999, Bekam retired all the acquired shares, 2,340,100 shares, to the treasury of the Company for distribution to investors.

WARRANTS AND OPTIONS

         WARRANTS

         The Company has no warrants issued and outstanding at this time.

         OPTIONS

         As of January 6, 1999 the Company implemented its 1999 Incentive and Non-Statutory Stock Option Plan which authorized 7,000,000 shares exercisable upon grant to beneficiary over a period of five (5) years, and no less than twenty percent (20%) shall be exercised annually. As of the date of this filing, there have been 2,000,000 options issued to two (2) employees all of which have been exercised.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

         A.       MARKET INFORMATION

                      MARKET FOR THE ISSUER'S COMMON STOCK
                               AND RELATED MATTERS

         Converge has a total authorized capitalization of 50,000,000 shares of a single class of common stock, par value $.001. As of January 18, 2000, the Company has approximately 8,918,100 issued and outstanding shares. Management and insider holdings comprise approximately 22% of the total issued and outstanding; while the remainder is distributed amongst approximately 11 registered shareholders and 120 streetholders. The current actual public float is approximately 3,000,000 shares. The Company's common stock is presently held in client accounts and/or in "street name" by over 9 U.S. securities firms.

         The Company's common stock has been trading on the over-the-counter market since the January 5, 1999 the same date as the acquisition Converge. The stock is now quoted on the Pink Sheets under the symbol CVRG.

         The following table sets forth the high and low bid prices for the Company's common stock as previously reported on the OTC Bulletin Board.

         The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:


                                                     Low                       High
                  Month/Year                         Bid                        Bid
                  ------------------------------------------------------------------------
                  February 1999                      5.25                       5.25
                  March 1999                         5.5                        5.5
                  April 1999                         4.75                       4.75
                  May 1999                           4.875                      4.875
                  June 1999                          2.875                      2.875
                  July 1999                          2.125                      2.125
                  August 1999                        2.25                       3.625
                  September 1999                     2.06                       3.75
                  October 1999                       2.00                       3.50

         As of September 30, 1999 the high bid price of the Company's common shares was $3.75 per share. As of September 30, 1999 there were approximately 11 registered and 120 street holders of record of the Company's common stock.

MARKET MAKERS

         Management understands that the following firms currently make a market for the Company's securities on the OTC Bulletin Board: Hill Thompson, Paragon, Sharpe and National.

                                 TRADING SYMBOL: CVRG

         B.       HOLDERS

         As of August 9, 1999, there were approximately 15 holders of Company Common Stock, and 120 street holders of the Company stock, as reported by the Company's transfer agent. There are 6,916,900 restricted shares outstanding as of November 17, 1999. There have been no "piggy back" or "demand" registration rights granted to any shareholders.

         The Company's transfer is Holladay Stock Transfer, Inc., 4350 East Camelback Road, Suite 100F, Phoenix, Arizona 85018.

         C.       DIVIDENDS

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         To the best knowledge of management, there are no legal proceedings pending or threatened against the Company.

ITEM 3.           ACCOUNTANTS

         (1)      DISMISSAL OF PRINCIPAL ACCOUNTANTS

         The Company dismissed its former accountants, Barry L. Friedman, CPA ("Former Accountants") on April 30, 1999 as its principal accountants. The principal accountant's report on the financial statements for either of the past two years ending December 31, 1997 and December 31, 1996 contained no adverse opinion or a disclaimer of opinion. The decision to change principal accountants of the Company was approved by the Board of Directors of the Company.

         During the Company's year ended December 31, 1997, December 31, 1996, June 30, 1998 and through the dismissal of the Former Accountants on April 30, 1999, there were no disagreements with the Former Accountants on any matter of accounting principals or practices, financial statement disclosures, or auditing scope or procedure. There is nothing to report under
Item 304 (a) (1) (iv) (B) through (E).

         (2)      ENGAGEMENT OF NEW PRINCIPAL ACCOUNTANTS

         The Company has engaged Stonefield Josephson, Inc., 1620 26th Street, Suite 400-South, Santa Monica, California 90401 as its principal accountants as of April 30, 1999. Stonefield replaced Former Accountants and conducted the Audit for the fiscal year 1998. Neither the Company nor anyone on is behalf has consulted Stonefield during the two most recent fiscal years regarding any matter for which reporting is required under Regulation S-B,
Item 304 (a)(2)(I) or (ii) and the related instructions. The decision to engage Stonefield was approved by the Board of Directors.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The Company conducted an offering under Rule 504 of Regulation D of the Securities Act of 1933 in January 1999. Under this offering, the Company raised $25,000 from an investment group and issued 2,000,000 options to purchase shares of the Company's common stock at an exercise price of $0.10 per share. These options were exercised on March 30, 1999, May 7, 1997 and June 1999, raising $200,000 for the Company.

         On January 19, 2000, the Company executed a convertible preferred promissory note in the amount of $200,000 with Knightrider Investments, Ltd. Funding to take place on April 15, 2000. The note is payable back within one year with 8% annual interest. Should the Company fail to pay the amount, it will be converted into equity at a 30% discount to where the market was trading on the previous days close. As of February 10, 2000 the price of the stock was $2.00 bid. If the Company is unable to pay the $200,000 debt owed under this note by the due date of April 15, 2001, then the note holder would have the right to convert the note into 142,857 shares (utilizing a 30% discount from the $2.00 market price); this would constitute approximately 1.6% of the Company's present outstanding stock. The greater the stock price at the time of conversion, the less would be the number of shares into which the promissory note would be convertible. Conversely, the less the stock price at the time of conversion, the greater would be the number of shares into which the promissory note would be convertible. In the event the stock price at the time of conversion was substantially less than $2.00, the existing shareholders of the Company could incur substantial dilution upon conversion of the promissory note.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Utah Corporation Law and the Company's Certificate of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 1999 and September 30, 1998

                                    PART III

ITEM 1 AND
ITEM 2.           INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS




Exhibit No. Document Description
--------------------------------


*3.1     Certificate of Incorporation of Mormon Mint, Inc., a Utah corporation, dated October 4, 1985
*3.2     Amendment to Articles of Incorporation with the name change to Capital
         Placement Specialists, Inc., dated December 4, 1997
*3.3     Amendment to Articles of Incorporation with name change to Converge
         Global, Inc., dated January 28, 1999
*3.4     Bylaws of Converge Global, Inc., dated January 19, 1999
*3.5     Amendment to Articles of Incorporation of Gearz.com with the name change to Digitalmen.com filed on December 7, 1999
*10.1    Sub-Lease Agreement, dated February 1, 1999 (to be filed by amendment)
*10.2    Acquisition Agreement, dated January 5, 1999
*10.3    Employment Agreement for Imran Husain dated February 1, 1999
*10.4    Employment Agreement for Samar Khan dated February 1, 1999
*10.5    1999 Incentive & Nonstatutory Stock Option Plan dated January 6, 1999
*10.6    Promissory Note between Converge Global, Inc. and Knightrider Investments
         Ltd., dated January 19, 2000
*16      Opinion Letter from Barry L. Friedman, Certified Public Accountant
*21      List of Subsidiaries of Small Business Issuer
 27      Financial Data Schedule


"*" Previously filed

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CONVERGE GLOBAL, INC.


                                 By: /s/ Imran Husain
                                    ----------------------------------------
                                       Imran Husain
                                 Its:  President, Chief Executive Officer,
                                       Director


Signature                                 Title                                                 Date
---------                                 -----                                                 ----
/s/ Imran Husain                    President, Chief Executive Officer
------------------------            and Director                                     February 17, 2000
Imran Husain


/s/ Samar Khan                      Secretary and Treasurer
------------------------            and Director                                    February 17, 2000
Samar Khan


/s/ Reza Rahman                     Director                                        February 17, 2000
------------------------
Reza Rahman

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                               (FORMERLY KNOWN AS
                      CAPITAL PLACEMENT SPECIALISTS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997









                                    CONTENTS



                                                                 Page
                                                                 ----
INDEPENDENT AUDITORS' REPORT                                       1

CONSOLIDATED FINANCIAL STATEMENTS:
  Consolidated Balance Sheets                                      3
  Consolidated Statements of Operations                            4
  Consolidated Statements of Stockholders' Deficit                5-6
  Consolidated Statements of Cash Flows                           7-8
  Notes to Consolidated Financial Statements                     9-16

                          INDEPENDENT AUDITORS' REPORT




Board of Directors
Converge Global, Inc. and Subsidiaries
Santa Monica, California


We have audited the accompanying consolidated balance sheet of Converge Global, Inc. and Subsidiaries (a development stage enterprise) as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 1997 and for the year then ended, were audited by other auditors whose report dated July 9, 1998, included an explanatory paragraph which expressed substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Converge Global, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations, has negative cash flows from operations, and has a net capital deficiency. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
June 16, 1999

                          INDEPENDENT AUDITORS' REPORT



Board of Directors                                                 July 9,1998
Capital Placement Specialists, Inc.
Las Vegas, Nevada



         I have audited the accompanying Balance Sheets of Capital Placement Specialists, Inc., (Formerly Mormon Mint, Inc.), (A Development Stage Company), as of June 30, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for period January 1,1998, to June 30, 1998, and the two years ended December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.



         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.



         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Placement Specialists, Inc., (Formerly Mormon Mint, Inc.), (A Development Stage Company), as of June 30, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998, to June 30, 1998, and for the two years ended December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.



         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



-----------------------------

Barry L. Friedman
Certified Public Accountant
Las Vegas, Nevada

                         CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                            (A DEVELOPMENT STAGE ENTERPRISE)

                               CONSOLIDATED BALANCE SHEETS


                                         ASSETS                                            September 30,       December 31,
                                                                                                1999               1998
                                                                                                ----               ----
                                                                                             (unaudited)
CURRENT ASSETS:
  Cash                                                                                       $     1,000    $           -
  Due from related party                                                                           4,189                -
                                                                                             -----------    -------------

          Total current assets                                                                     5,189                -

PROPERTY AND EQUIPMENT, net of accumulated
  depreciation and amortization                                                                   18,891                -

INVESTMENT IN MEDCOM NETWORK, INC.                                                                23,000                -
                                                                                             -----------    -------------
                                                                                             $    47,080    $           -
                                                                                             ===========    =============


                          LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:

  Accrued expenses                                                                           $   144,647
  Loan payable, related party                                                                     17,000
                                                                                             -----------

          Total current liabilities                                                              161,647
                                                                                             -----------
NOTE PAYABLE                                                                                     250,000
                                                                                             -----------

STOCKHOLDERS' DEFICIT:
  Common stock; $0.001 par value, 50,000,000 shares authorized, 8,918,100 and
    2,340,100 shares issued and outstanding at September 30, 1999 and December
    31, 1998, respectively                                                                         8,918            2,340
  Common stock subscriptions receivable                                                           (2,000)               -
  Additional paid-in capital                                                                     361,132          111,830
  Deficit accumulated during development stage                                                  (732,617)        (114,170)
                                                                                             -----------    -------------

          Total stockholders' deficit                                                           (364,567)               -
                                                                                             -----------    -------------
                                                                                             $    47,080    $           -
                                                                                             ===========    =============

See accompanying independent auditors' report and notes to consolidated financial statements.

                                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                                        (A DEVELOPMENT STAGE ENTERPRISE)

                                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                     Period from
                                                                                                                     inception of
                                         Nine months         Nine months        Year ended        Year ended       operations on
                                            ended               ended          December 31,      December 31,    October 4, 1985 to
                                     September 30, 1999  September 30, 1998        1998              1997        September 30, 1999*
                                     ------------------  ------------------        ----              ----        -------------------
                                         (unaudited)         (unaudited)
REVENUES                              $        5,870       $            -     $             -    $            -    $        5,870

COST OF REVENUES                                   -                    -                   -                 -                 -
                                      --------------       --------------     ---------------     -------------    --------------
GROSS PROFIT                                   5,870                    -                   -                 -             5,870

SELLING, GENERAL AND ADMINISTRATIVE          611,517                    -                   -            26,110           725,687
                                      --------------       --------------     ---------------     -------------    --------------
LOSS FROM OPERATIONS                        (605,647)                   -                   -            26,110          (719,817)

INTEREST EXPENSE                               5,000                    -                   -                 -             5,000
                                      --------------       --------------     ---------------     -------------    --------------
                                                           --------------     ---------------     -------------

LOSS BEFORE INCOME TAXES AND EQUITY
  IN LOSSES OF MEDCOM NETWORK, INC.         (610,647)                   -                   -           (26,110)         (724,817)

INCOME TAXES                                     800                    -                   -                 -               800

EQUITY IN LOSSES OF MEDCOM
  NETWORK, INC.                               (7,000)                   -                   -                 -            (7,000)
                                      --------------       --------------     ---------------     -------------    --------------
                                                           --------------     ---------------     -------------

NET LOSS                              $     (618,447)      $            -     $             -           (26,110)   $     (732,617)
                                      --------------       --------------     ---------------     -------------    --------------
                                      --------------       --------------     ---------------     -------------    --------------

WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING:
    Basic and diluted                      7,600,374            2,340,100           2,340,100         2,340,100         7,600,374
                                      --------------       --------------     ---------------     -------------    --------------
                                      --------------       --------------     ---------------     -------------    --------------

NET LOSS PER SHARE:
    Basic and diluted                 $        (0.08)      $           -      $            -              (0.01)   $        (0.10)
                                      --------------       --------------     ---------------     -------------    --------------
                                      --------------       --------------     ---------------     -------------    --------------


* The period from inception of operations on October 4, 1985 to December 31, 1998 (audited) and for the nine months ended September 30, 1999 (unaudited).


See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                                                                        Deficit
                                                                                                      accumulated
                                                            Common stock   Additional                    during          Total
                                          Common stock      subscriptions   paid-in       Treasury    development    stockholders'
                                       Shares     Amount     receivable     capital        stock         stage         deficit
                                       ------     ------     ----------     -------        -----         -----         -------
Issuance of common stock in
  exchange for services received
  since inception on October 4,
  1985 to December 31, 1996           2,079,000  $ 2,079  $          -    $  85,981   $        -   $     (88,060)       $      -

Issuance of common stock in
  exchange for services received        261,100      261             -       25,849            -               -          26,110

Net loss for the year ended
  December 31, 1997                           -        -             -            -            -         (26,110)        (26,110)
                                    -----------  -------  ------------  -----------  -----------  --------------   -------------

Balance at December 31, 1997          2,340,100    2,340             -      111,830            -        (114,170)              -

Net loss for the year ended
  December 31, 1998                           -        -             -            -            -               -               -
                                    -----------  -------  ------------  -----------  -----------  --------------   -------------

Balance at December 31, 1998          2,340,100    2,340             -      111,830            -        (114,170)              -
                                    -----------  -------  ------------  -----------  -----------  --------------   -------------

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT (CONTINUED)


                                                                                                          Deficit
                                                                                                        accumulated
                                                              Common stock    Additional                   during       Total
                                           Common stock       subscriptions    paid-in      Treasury    development  stockholders'
                                      Shares          Amount   receivable      capital       stock         stage       deficit
                                      ------          ------   ----------      -------       -----         -----       -------
Contributions of shares to
  treasury stock (Note 1)            (2,340,100)           -            -             -       (2,340)           -             -

Distribution of shares from
  treasury (Note 1)                   2,340,100            -            -             -        2,340            -             -

Issuance of common stock in
  exchange for services received         78,000           78            -           702            -            -           780

Issuance of options under stock
  option plan                                 -            -            -        18,000            -            -        18,000

Exercise of employee stock options    2,000,000        2,000       (2,000)            -            -            -             -

Issuance of common stock
  during private placement            2,500,000        2,500            -        22,500            -            -        25,000

Exercise of common stock options      2,000,000        2,000            -       198,000            -            -       200,000

Capital contribution                          -            -            -        10,100            -            -        10,100

Net loss for the nine months ended
  September 30, 1999 (unaudited)              -            -            -             -            -     (618,447)     (618,447)
                                     ----------   ----------   ----------    ----------   ----------   ----------    ----------

Balance at September 30, 1999
  (unaudited)                         8,918,100   $    8,918   $   (2,000)   $  361,132     $      -   $ (732,617)   $ (364,567)
                                     ----------   ----------   ----------    ----------   ----------   ----------    ----------
                                     ----------   ----------   ----------    ----------   ----------   ----------    ----------

See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS




                                                                    Nine months            Nine months           Year ended
                                                                       ended                  ended             December 31,
                                                                September 30, 1999     September 30, 1998           1998
                                                                ------------------     ------------------           ----
                                                                    (unaudited)            (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                        $      (618,447)      $             -       $             -
                                                                  ---------------       ---------------       ---------------


 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
      Depreciation and amortization                                         2,242                     -                     -
      Services in exchange for common stock                                   780                     -                     -
      Loss on investment                                                    7,000                     -                     -
      Issuance of options under stock option plan                          18,000                     -                     -

 CHANGES IN OPERATING ASSETS AND LIABILITIES:
    INCREASE IN ASSETS -
      increase in due from related party                                   (4,189)                    -                     -

    INCREASE IN LIABILITIES -
      increase in accrued expenses                                        144,647                     -                     -
                                                                  ---------------       ---------------       ---------------

          Total adjustments                                               168,480                     -                     -
                                                                  ---------------       ---------------       ---------------

          Net cash used for operating activities                         (449,967)                    -                     -
                                                                  ---------------       ---------------       ---------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Payments to acquire property and equipment                              (21,133)                    -                     -
  Investment in Medcom Network, Inc.                                      (30,000)                    -                     -
                                                                  ---------------       ---------------       ---------------

          Net cash used for investing activities                          (51,133)                    -                     -
                                                                  ---------------       ---------------       ---------------



                                                                                                Period from
                                                                                               inception of
                                                                         Year ended            operations on
                                                                        December 31,        October 4, 1985 to
                                                                            1997            September 30, 1999*
                                                                            ----            ------------------

CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                                             $     (26,110)      $       (732,617)
                                                                       -------------          -------------


 ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
  PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
      Depreciation and amortization                                                -                  2,242
      Services in exchange for common stock                                   26,110                114,950
      Loss on investment                                                           -                  7,000
      Issuance of options under stock option plan                                  -                 18,000

 CHANGES IN OPERATING ASSETS AND LIABILITIES:
    INCREASE IN ASSETS -
      increase in due from related party                                           -                 (4,189)

    INCREASE IN LIABILITIES -
      increase in accrued expenses                                                 -                144,647
                                                                       -------------          -------------

          Total adjustments                                                   26,110                282,650
                                                                       -------------          -------------

          Net cash used for operating activities                                   -               (449,967)
                                                                       -------------          -------------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Payments to acquire property and equipment                                       -                (21,133)
  Investment in Medcom Network, Inc.                                               -                (30,000)
                                                                       -------------          -------------

          Net cash used for investing activities                                   -                (51,133)
                                                                       -------------          -------------

                                                  (Continued)


See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                                                   Period from
                                                                                                                   inception of
                                                 Nine months       Nine months      Year ended    Year ended      operations on
                                                    ended             ended        December 31,  December 31,  October 4, 1985 to
                                             September 30, 1999 September 30, 1998     1998         1997       September 30, 1999*
                                             ------------------ ------------------     ----         ----       -------------------
                                                  (unaudited)       (unaudited)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
 Proceeds from loan payable, related party              17,000                 -             -              -          17,000
 Proceeds from note payable, net                       250,000                 -             -              -         250,000
 Proceeds from issuance of common stock and
  paid in capital                                      235,100                 -             -              -         235,100
                                                ---------------   --------------  -------------  -------------   -------------

   Net cash provided by financing activities           502,100                 -             -              -         502,100
                                                ---------------   --------------  -------------  -------------   -------------

NET INCREASE IN CASH                                     1,000                 -             -              -           1,000
CASH, beginning of period/year                               -                 -             -              -               -
                                                ---------------   --------------  -------------  -------------   -------------
CASH, end of period/year                        $        1,000    $            -  $          -   $          -    $      1,000
                                                ---------------   --------------  -------------  -------------   -------------
                                                ---------------   --------------  -------------  -------------   -------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION -
   income taxes paid                            $          800    $            -  $          -   $          -    $        800
                                                ---------------   --------------  -------------  -------------   -------------
                                                ---------------   --------------  -------------  -------------   -------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH
 INVESTING AND FINANCING ACTIVITIES:
   Services rendered in exchange for
    common stock                                $          780    $            -  $          -   $     26,110    $     114,950
                                                ---------------   --------------  -------------  -------------   -------------
                                                ---------------   --------------  -------------  -------------   -------------
   Issuance of options under stock
    option plan                                 $       18,000    $            -  $          -   $          -    $      18,000
                                                ---------------   --------------  -------------  -------------   -------------
                                                ---------------   --------------  -------------  -------------   -------------


* The period from inception of operations on October 4, 1985 to December 31, 1998 (audited) and for the nine months ended September 30, 1999 (unaudited).



See accompanying independent auditors' report and notes to consolidated financial statements.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        ORGANIZATION AND BASIS OF PRESENTATION:

               The Company was organized October 4, 1985, under the laws of the State of Utah, as Mormon Mint, Inc. The Company was inactive for approximately 10 years.

               On December 4, 1997, the Company changed its name from Mormon Mint, Inc. to Capital Placement Specialists, Inc.

               Pursuant to an acquisition agreement, dated January 5, 1999, Bekam Investments, Ltd. ("Bekam") acquired one hundred percent (100%) of the common shares of the Company at that time; or 2,340,100 shares. Bekam subsequently spun off the Company by contributing the shares to the treasury of the Company for redistribution to selected investors of Bekam. The Company then changed its name to Converge Global, Inc.

        PRINCIPLES OF CONSOLIDATION (UNAUDITED):

               The accompanying financial statements include the accounts of Converge Global, Inc. (the "Parent"), and its subsidiaries, Gearz.com, Inc. and LiquidationBid.com, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.


                                            Percent of
                    Subsidiary               Ownership                                 Description
                    ----------               ---------                                 -----------
               Gearz.com, Inc.                 100%               Gearz.com,  Inc.  was  formed on  February  5,
                                                                  1999 in the State of  California.  There  were
                                                                  no   material   operations   during  the  nine
                                                                  months ended September 30, 1999.

               LiquidationBid.com, Inc.         50%               LiquidationBid.com,    Inc.   (a   development
                                                                  stage  company) was  incorporated  on April 8,
                                                                  1999  in the  State  of  Nevada.  The  Company
                                                                  was  awarded   1,000,000   of  the   2,000,000
                                                                  outstanding   shares  of   LiquidationBid.com,
                                                                  Inc.   in   exchange   for   the   rights   to
                                                                  services.   No  value  has  been  assigned  to
                                                                  these future rights,  and therefore,  there is
                                                                  no  cost  basis  in  this  investment.  Two of
                                                                  the      three      board      members      of
                                                                  LiquidationBid.com,   Inc.  are  officers  and
                                                                  stockholders    of   the   Company,    thereby
                                                                  demonstrating           control           over
                                                                  LiquidationBid.com,   Inc.   There   were   no
                                                                  material  operations  during  the nine  months
                                                                  ended September 30, 1999.

See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        GOING CONCERN:

               The Company's consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. This factor raises substantial doubt about the Company's ability to continue as a going concern.

               Management recognizes that the Company must generate additional resources to enable it to continue operations. The Company intends to begin recognizing significant revenue during the fourth quarter of 1999 or early 2000. Management's plans also include the sale of additional equity securities. However, no assurance can be given that the Company will be successful in raising additional capital. Further, there can be no assurance, assuming the Company successfully raises additional equity, that the Company will achieve profitability or positive cash flow. If management is unable to raise additional capital and expected significant revenues do not result in positive cash flow, the Company will not be able to meet its obligations and will have to cease operations.

        BUSINESS ACTIVITY:

               The Company, a development stage company, plans to provide in-depth and unique e-commerce solutions with specific emphasis on audio and video delivery over the Internet. The Company also plans to design and develop websites in exchange for fees from its customers.

        REVENUE RECOGNITION:

               The Company recognizes website design and development revenue upon delivery of the product.

        CASH:

               EQUIVALENTS

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               CONCENTRATION

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        PROPERTY AND EQUIPMENT:

               Property and equipment are valued at cost. Expenditures for maintenance and repairs are charged to earnings as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

        INCOME TAXES:

               The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

               Deferred income tax assets result from temporary differences when certain amounts are deducted for financial statement purposes and when they are deducted for income tax purposes.

               The principal temporary difference is the net operating loss carryforward, which was immaterial at December 31, 1998 and 1997, respectively. A deferred tax asset has been provided and is completely offset by a valuation allowance because its utilization does not appear to be reasonably assured.

               On January 5, 1999, there was a 100% change in the control and ownership of the Company. As a result of this change in control, there are significant limitations on the utilization of the net operating loss carryforwards through December 31, 1998. Federal net operating loss carryforward starts to expire on December 31, 2018 and California state net operating loss carryforward starts to expire on December 31, 2003.

        COMMON STOCK:

               On October 15, 1997, the Company effected a 10:1 reverse split of its common stock, thus decreasing the number of outstanding common stock shares from 23,401,000 shares to 2,340,100 shares. All share and per share data in the financial statements reflect the reverse split for all periods presented.

See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        NET LOSS PER SHARE:

               The Company computes net loss per share following SFAS No. 128, "Earnings Per Share". Under the provisions of SFAS No. 128, basic net income (loss) per share is computed by dividing the net income (loss) available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are not included in the computation of diluted loss per share for the periods presented because the effect would be anti-dilutive.

        INTERIM FINANCIAL STATEMENTS (UNAUDITED):

               The accompanying unaudited condensed consolidated financial statements for the interim periods ended September 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


(2)     DUE FROM RELATED PARTY (UNAUDITED):

        Due from related party represents short-term loans to the officers of the Company. The amounts are non-interest bearing, unsecured and due on demand.


(3)     PROPERTY AND EQUIPMENT (UNAUDITED):

        A summary at September 30, 1999 is as follows:


               Computer and office equipment           $       21,133
               Less accumulated depreciation                    2,242
                                                       --------------

                                                       $       18,891
                                                       --------------
                                                       --------------

        Depreciation expense for the nine months ended September 30, 1999 amounted to $2,242. There was no property and equipment as of December 31, 1998 and 1997, and accordingly, there was no deprecation expense for the years ended December 31, 1998 and 1997.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(4)     INVESTMENT IN MEDCOM NETWORK, INC. (UNAUDITED):

        On June 15, 1999, the Company purchased 20% of the outstanding shares of an unrelated startup company, Medcom Network, Inc. for $30,000. The purchase included a six-month anti-dilution provision and an agreement not to sell the shares for a period of one year or until the shares are registered with the United States Securities and Exchange Commission. This investment is being accounted for using the equity method. Medcom Network, Inc. was incorporated on June 11, 1999 and does not expect to recognize revenue until December 1999. As of September 30, 1999, Medcom Network, Inc. had no sales, cost of sales or gross profit, resulting in a loss from continuing operations and net loss of $31,216. The Company's share of the investee's net loss of approximately $7,000 is reflected in the accompanying financial statements.


(5)     ACCRUED EXPENSES (UNAUDITED):

        A summary at September 30, 1999 is as follows:


               Accrued payroll and related taxes        $       99,000
               Accrued professional fees                        22,956
               Other overhead expenses                          15,811
               Accrued interest                                  5,000
               Accrued legal                                     1,880
                                                        --------------

                                                        $      144,647
                                                        --------------
                                                        --------------

        There were no accrued expenses for the years ended December 31, 1998 and 1997.


(6)     NOTE PAYABLE (UNAUDITED):

        The note is due to a foreign trust (related through an officer) and is unsecured. It is due on April 15, 2002 and accrues interest at 7.5% per annum. The note may be extended in one-year increments, subject to the note holder's approval. Interest expense amounted to $5,000, and is included in accrued expenses.




See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(7)     STOCKHOLDERS' DEFICIT (UNAUDITED):

        PRIVATE PLACEMENT OFFERING

        The Company commenced a private placement offering under Regulation D, rule 504 of the Securities Act of 1933, up to the limit of $1,000,000. During January 1999, the Company raised $25,000 from the issuance of 2,500,000 shares of common stock at $0.01 per share, to an investment group. The Company also granted 2,000,000 stock options to this investment group to purchase additional shares of common stock at an exercise price of $0.10 per share. During the nine months ended September 30, 1999, 2,000,000 options were exercised for $200,000.

        EMPLOYEE STOCK OPTION PLAN

        Effective January 6, 1999, the Company adopted a Stock Option Plan (the "Plan") for its directors, employees and consultants under which a maximum number of 7,000,000 options maybe granted to purchase common stock of the Company. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value.

        The number and weighted average exercise price of options granted under the Employee Stock Option Plan, for the nine months ended September 30, 1999 are as follows:


                                                                           Weighted Average
                                                         Shares             Exercise Price
                                                         ------             --------------
                  Outstanding at beginning of period             -            $        -
                  Outstanding at end of period                   -                     -
                  Exercisable at end of period                   -                     -
                  Granted during period                  2,000,000                  .001
                  Exercised during period                2,000,000                  .001

        The holders of these stock options have executed agreements to exercise these options; however, no cash was received to date. Accordingly, the $2,000 due for the 2,000,000 shares has been presented on the accompanying balance sheet as common stock receivable at September 30, 1999.

        The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Accordingly, $18,000 has been recognized as compensation expense relating to the options granted during the nine months ended September 30, 1999.


See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(7)     STOCKHOLDERS' DEFICIT (UNAUDITED), CONTINUED:

        EMPLOYEE STOCK OPTION PLAN, CONTINUED

        Pro forma information regarding the effect on operations is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. Pro forma information using the Black-Scholes method at the date of grant based on the following assumptions:


                  Expected life                         1 month
                  Risk-free interest rate                 6.00%
                  Dividend yield                              -
                  Volatility                               100%

        This option valuation model requires input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of fair value of its employee stock options.

        For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's proforma information is as follows:


                                                                                              September 30,
                                                                                                  1999
                                                                                                  ----
               Net loss, as reported                                                        $     (618,447)
               Proforma net loss                                                            $     (622,447)


               Basic and diluted historical loss per share                                  $         (.08)

               Proforma basic and diluted loss per share                                    $         (.08)

        SHARES ISSUED IN EXCHANGE FOR SERVICES

        Shares issued in exchange for services were valued at the cost of the services rendered, which was the most readily determinable at that time.




See accompanying independent auditors' report.

                     CONVERGE GLOBAL, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   YEARS ENDED DECEMBER 31, 1998 AND 1997 AND
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


(8)     RELATED PARTY TRANSACTION:

        The loan payable, related party, represents short-term borrowings from an officer of the Company. It is non-interest bearing and due on demand (unaudited).

        Prior to January 5, 1999, the Company neither owned nor leased any real or personal property. Office services were provided without charge by a director. Such costs were immaterial to the financial statements and, accordingly, have not been reflected therein.

        Effective February 1, 1999, the Company entered into a one-year employment agreement with two of its officers. Pursuant to this agreement, the Company will compensate each officer $5,000 per month. Adjustments for compensation and renewal of employment terms are subject to the Board of Directors' approval (unaudited).


(9)     LEASE COMMITMENTS (UNAUDITED):

        The Company has a three-year agreement to lease its office space from Manhattan West, Inc., a related party through common ownership. The Company is responsible for all overhead expenses including utilities, telephone and insurance expense. The Company also rents certain office equipment on a monthly basis from the same related party.

        The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of September 30, 1999:



               Year ending December 31,
                   1999                                                                     $       13,200
                   2000                                                                             52,800
                   2001                                                                             52,800
                   2002                                                                             13,200
                                                                                            --------------

                                                                                            $      132,000
                                                                                            --------------
                                                                                            --------------

        Rent expense for the nine months ended September 30, 1999 amounted to approximately $40,000.




See accompanying independent auditors' report.

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